Exhibit 99.1

(NYSE American: CANF) (TASE:CFBI) Can - Fite Presentation September 2019 (NYSE American: CANF) (TASE:CFBI)

(NYSE American: CANF) (TASE:CFBI) Forward Looking Statement 2 • This presentation contains forward - looking statements, about Can - Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects . All statements in this communication, other than those relating to historical facts, are “forward looking statements” . • Forward - looking statements can be identified by the use of forward - looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters . Forward - looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made . Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can - Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward - looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all ; uncertainties of cash flows and inability to meet working capital needs ; uncertainties regarding the hostile takeover attempts of Capital Point and the related ligation ; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts ; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials ; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals ; the clinical development, commercialization and market acceptance of our product candidates ; our ability to establish and maintain strategic partnerships and other corporate collaborations ; the implementation of our business model and strategic plans for our business and product candidates ; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others ; competitive companies, technologies and our industry ; and statements as to the impact of the political and security situation in Israel on our business . More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can - Fite’s Annual Report on Form 20 - F filed with the SEC on March 28 , 2018 and other public reports filed with the SEC and in its periodic filings with the TASE . • Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . Can - Fite undertakes no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws .

# Company Profile



Inflammatory/ Cancer Cell



Normal Body Cell

## Proprietary Core Technology

- Advanced clinical stage drug development company with a compelling platform technology
- Small molecule drug products in Phase II and Phase III clinical studies; covered by 13 Patent Families

## Financial Summary

- Cash: ~$8.2 M as of 06/30/2019
- Listed on NYSE American (CANF) and Tel-Aviv Stock Exchange (CFBI)
- Price per ADR* traded on NYSE American= $2.45 (as of 08/30/2019)
- ~3.3 M ADRs outstanding; ~ 100 M ordinary shares outstanding

*1 ADR = 30 Ordinary Shares

## Operations

- Highly experienced management, clinical and regulatory team
- Leading KOLs serve on CAB
- Successful corporate partnerships and licensing deals

(NYSE American: CANF) (TASE:CFBI)

3

CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) From Concept to Technology 4 Company platform technology mimics natural body mechanism to combat cancer and inflammation

(NYSE American: CANF) (TASE:CFBI) Therapeutic Target • A 3 adenosine receptor (A 3 AR) • Highly expressed in inflammatory and cancer cells Drug product • Small molecules • Orally bioavailable drugs Therapeutic Effect • Anti - inflammatory and anti - cancer effects shown in Phase II studies; Excellent safety profile A 3 AR is utilized as a Predictive Biomarker • Utilized to predict patient’s response to the drug Platform Technology Targeted therapy, specifically aimed at diseased cells Inflammatory / Tumor Cells Normal Cells A 3 Adenosine Receptor (A 3 AR) 5

# Drug Development Pipeline

| Drug | Pre-clinical / Phase I / Phase II / Phase III | Market |
|---|---|---|
| **Piclidenoson** | | |
| • Rheumatoid Arthritis | Ongoing | ~$35B |
| • Psoriasis | Ongoing | ~$11.4B |
| **Namodenoson** | | |
| • Liver Cancer | Preparatory work for Phase III | ~$3.8B |
| • NASH | Phase II Results Q4/2019 | ~$35B |
| **CF602** | | |
| • Erectile Dysfunction | Ongoing | ~$3.2B |

**Sources: Visiongain estimates global psoriasis drug market will be $11.4bB by 2020 and the global rheumatoid arthritis drug market will be $34.6B by 2020; DelveInsight estimates the HCC drug market at $3.8B in 2027; Grand View Research estimates the global erectile dysfunction drug market at $3.2B by 2022; Deutsche Bank puts the peak market for NASH therapies at $35B to $40B by 2025.*

(NYSE American: CANF) (TASE:CFBI)

6

CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) Corporate Partnerships: Out - licensing deals 7 ~$18 million* upfront and milestone payments received to date for licensing and distribution deals $8.5M was from a license with a Japanese company, SKK; the license was terminated due to SKK’s strategic change of focus to i ndi cations not related to autoimmune diseases Licensing Partner Drug Indication Region Piclidenoson RA & Psoriasis Canada Piclidenoson RA & Psoriasis Spain, Austria Switzerland Piclidenoson & Namodenoson RA, Psoriasis, Liver Cancer & NASH China, Hong Kong, Macau, Taiwan Piclidenoson RA South Korea Namodenoson Liver Cancer & NASH South Korea Piclidenoson Psoriasis South Korea Potential future milestones may trigger additional milestone payments & royalties

(NYSE American: CANF) (TASE:CFBI) 8 Piclidenoson Rheumatoid Arthritis & Psoriasis Piclidenoson – Anti - Inflammatory Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) Phase IIb study, Placebo controlled; 79 patients – Positively concluded Rheumatoid Arthritis - Phase IIb Data 9 *MTX, Biological Drugs *MTX, Biological Drugs Patients with No Prior Systemic Therapy* ACR20 ACR50 ACR 70 ACR Response Rates Placebo (n=8) Piclidenoson (n=8) All Patients ACR Response Rates p=0.035 ACR20 ACR 50 ACR70 Piclidenoson 1mg Placebo Treatment week 0 4 8 12 80% 60% 40% 20% 0% 80% 60% 40% 20% 0%

(NYSE American: CANF) (TASE:CFBI) Rheumatoid Arthritis - Phase III Study Ongoing ACRobat – Can - Fite’s Phase III clinical study is designed to establish Piclidenoson as non - inferior to MTX in newly diagnosed patients with moderate - to - severe RA This Protocol is in Agreement with EMA • Randomized, double - blind, active and placebo - controlled • 500 patients to be enrolled in Europe, Canada and Israel • Primary endpoint will be Disease Activity Score (DAS) of Low Disease Activity (LDA) at week 12 • Secondary endpoints will include proportion of subjects achieving DAS remission; 24 week total duration • Correlation between A3AR expression and response to Piclidenoson will be analyzed • Patient enrollment ongoing 10 Piclidenoson 1 mg, Piclidenoson 2 mg, Methotrexate , or matching placebo tablets every 12 hours in a 2:2:2:1 ratio Piclidenoson 1 mg Piclidenoson 2 mg Methotrexate Placebo 24 0 R At Week 12, any subject who has not experienced at least 20% improvement in both the number of swollen and number of tender joints will be given escape therapy with open - label oral MTX 12

(NYSE American: CANF) (TASE:CFBI) Psoriasis Phase II/III Data vs. Celgene’s Otezla * 11 • Phase II/III study did not achieve the primary endpoint of PASI 75 at 12 weeks • Otezla® sales were $1.3 billion in 2017, 26% increase over 2016 1 • Peak Otezla® sales estimated at $2.35 billion in 2020 2 • Phase II/III study showed that at weeks 24 and 32, Piclidenoson's efficacy as measured by PASI compares well to Otezla® and this is the basis for the current Phase III study Sources: 1) Celgene 2017 annual report 2) DrugAnalyst, Ltd. *Comparisons are derived from reported Otezla Phase 3 data vs. Piclidenoson Phase 2 data and are not an actual head - to - head clinical trial. If this were a head - to - head clinical trial, outcomes may be different.

# Psoriasis Phase III Study - Ongoing

***Comfort – Phase III clinical study is designed to establish Piclidenoson superiority vs. placebo and non-inferiorty vs. Otezla in patients with moderate-to-severe Plaque Psoriasis***
***This Protocol is in Agreement with EMA***

- Randomized, double-blind, active and placebo-controlled
- 407 patients to be enrolled in Europe, Canada and Israel
- Primary endpoint is PASI 75 at week 16 vs. placebo
- Secondary endpoints include non-inferiority vs. Otezla at week 32
- Patients will be selected to the study based on over expression of the A3AR biomarker
- 32 week total duration; optional extension to 48 week



Comfort
Study
Extension (optional)
R
Piclidenoson 2 mg (n=111)
Piclidenoson 3 mg (n=111)
Otezla (n=111)
Placebo (n=74)
R
(max n=25)
0
16
32
48
Study week

(NYSE American: CANF) (TASE:CFBI)
12
CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) 13 Namodenoson Advanced Liver Cancer & NASH Namodenoson – Liver Disease Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) Phase II - Study Protocol • Second - Line Treatment • Advanced Hepatocellular Carcinoma; Child - Pugh B • 78 patients • US, Europe and Israel • Primary end point: overall survival • Patient enrollment completed August 2017 Regulatory Status • FDA and EMA have granted Orphan Drug status • FDA granted Fast Track status as a second line treatment Phase II Study – Advanced Liver Cancer Orphan Drug Designation US & EU Fast Track Designation 14

(NYSE American: CANF) (TASE:CFBI) • While the study (78 patients) did not achieve its primary endpoint, it did achieve superiority in survival in the largest subpopulation of CPB7, 56 patients - 6.8 month median overall survival vs. 4.3 months for placebo • CPB7 group treated with Namodenoson had 44% of patients treated with Namodenoson completed at least 12 months of treatment vs. 18% • Partial response of 9% has been achieved in the Namodenoson treated group vs. 0% in the placebo group • Favorable safety profile and lack of hepatotoxicity Phase II – Advanced Liver Cancer Results Phase II Data - Summary CPB7 Overall Survival Regulatory Status: Preparatory work for a pivotal Phase III Study 44% 18% -5% 5% 15% 25% 35% 45% 55% Namodeneson Placebo 12 - month survival rate CPB7 12 Months Survival P=0.028 15

(NYSE American: CANF) (TASE:CFBI) Namodenoson for the Treatment of NASH 16 Sources: 1) Study published in Hepatology, 2) NIH, 3) Study published in Gastroenterology, 4) Deutsche Bank “ America’s Greatest Health Risk” – Scientific American, 2015 x 17% - 33% Prevalence of NAFLD in the U.S. 1 x 2 - 5% of U.S. Population has NASH 2 x 3 rd Leading Cause of Liver Transplant in U.S. & on Trajectory to Become Leading Cause 3 x $35 - 40 Billion Market by 2025 4

(NYSE American: CANF) (TASE:CFBI) NASH – Excellent Pre - clinical Data 17 Namodenoson markedly improved liver function & pathology in NASH experimental models (STAM & CCL4) x Anti - inflammatory - Namodenoson reduces NAFLD Activity Score (NAS) in STAM model x Anti - Fibrotic effect - in vitro and in the CCL 4 model x Anti steatotic effect - Significant decrease in steatosis, ballooning and lobular inflammation (STAM) x ALT - a decrease in plasma ALT and triglyceride levels (STAM & CCL 4 ) x Liver protective effect - Protects the liver against Ischemia/Reperfusion injury Robust Decrease in ALT

(NYSE American: CANF) (TASE:CFBI) NASH – Phase II Study 18 Leading KOLs ( Dr. Freidman ; Mount Sinai, Dr. Arun Sanyal ; Virginia University, Dr. Safadi ; Hadassah Jerusalem), on SAB and have advised on protocol design • Multicenter, randomized, double - blinded, placebo - controlled, dose - finding efficacy and safety study • 60 patients with NAFLD with or without NASH • Primary end point : mean percent change from baseline in serum alanine aminotransferase (ALT) levels and safety • Secondary end point : % change from baseline in hepatic steatosis measured by magnetic resonance imaging - determined proton - density fat - fraction (MRI - PDFF) Data expected to be released Q4 2019 Namodenoson 12.5mg Placebo Week 12 0 R Namodenoson 25 mg

# Spotlight on Milestones

- **Namodenoson:**
  - NAFLD/NASH Phase II Data (~$35B Opportunity) **Q4 2019**
  - Liver Cancer Phase III Design & End of Phase II Meeting with FDA (~$3.8B Opportunity) **H2 2019**

- **Piclidenoson:**
  - Rheumatoid Arthritis Phase III (~$35B Opportunity) **Ongoing**
  - Psoriasis Phase III (~$11.4B Opportunity) **Ongoing**

**Sources: Visiongain estimates global psoriasis drug market will be $11.4 by 2020 and the global rheumatoid arthritis drug market will be $34.6b by 2020; DelseInsight estimates the HCC drug market at $3.8 b in 2027; Grand View Research estimates the global erectile dysfunction drug market at $3.2b by 2022; Deutsche Bank puts the peak market for NASH therapies at $35 b to $40 b by 2025.*

**(NYSE American: CANF) (TASE:CFBI)**

19

CAN-FITE BioPharma Ltd.